As Filed with the Securities and Exchange Commission on May 27, 2004
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of	INTERIM CERTIFICATE

Conectiv	OF

File No. 70-9573	NOTIFICATION

(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's Form U-1 Application-Declaration (the "Application-Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding Company Act of 1935, as amended (the "Act") on February 9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February 10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the quarter ending March 31, 2004:

There was no activity pursuant to the Order during the period.

The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

May 27, 2004	Conectiv /s/ Donna J. Kinzel Donna J. Kinzel Assistant Treasurer
May 27, 2004	Conectiv Solutions LLC ATE Investment, Inc. King Street Assurance Ltd. /s/ Donna J. Kinzel Donna J. Kinzel Treasurer
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